UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

American Diversified Holdings Corporation

(Name of Issuer)

Common Stock $0.0001 par value

(Title of Class of Securities)

02541R201

(CUSIP Number)

Emry Capital Group, Inc.

Attn: Miro Zecevic

1201 N. Orange Street, Suite 702B

Wilmington, DE 19081

888-224-9641

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 4, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. Names of Reporting Persons.
Emry Capital Group, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
00
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
90,000,000

8. Shared Voting Power

9. Sole Dispositive Power
90,000,000

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
90,000,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
9%
14. Type of Reporting Person
00

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ITEM 1. SECURITY AND ISSUER

$.0001 par value Common Stock of American Diversified Holdings Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 2658 Del Mar Heights Road, Suite 315 Del Mar, CA 92014.

ITEM 2. IDENTITY AND BACKGROUND

Reporting Person is Emry Capital Group, Inc., a Delaware corporation, is filing the form on April 21, 2013. Miro Zecevic is the Chief Executive Officer. The principal executive office is 1201 N. Orange Street, Suite 702B, Wilmington, DE 19081, Telephone (888) 224-9641. Miro Zecevic, the Chief Executive Officer of Reporting Person and, as such, makes the investment decisions for Reporting Person.

Emry Capital Group, Inc. provides unbiased advice and prudent strategies for investing. Emry works with entrepreneurial, high growth firms to develop and execute innovative long term capital and business solutions, by providing traditional as well as nontraditional financing in the form of term loans, subordinated debt and equity offerings and strategic financing partnerships.

Mr. Zecevic has extensive knowledge in the area of micro-cap finance, creative financing, real estate, franchising, and licensing matters.

During the last five years, Reporting Person was not a party to any civil proceeding of a judicial or administrative body concerning any matter relating to federal or state securities laws and has no restrictions, prohibitions, or mandates from any judicial or regulatory body concerning any matter relating to federal or state securities laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 4, 2013 the Reporting Person was issued 90,000,000 shares of common stock of the Issuer as per Share Purchase Agreement.

ITEM 4. PURPOSE OF TRANSACTION

Pursuant to a Share Purchase Agreement dated April 4, 2013, by and between the Reporting Person and Mina Mar Group, Inc., the Reporting Person was issued 90,000,000 shares of common stock of the Issuer for $22,500 USD.  As a result of such transaction, the Reporting Person acquired a controlling interest on such date of 9% of the issued and outstanding share capital of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)           The Issuer has 993,992,929 issued and outstanding shares of common stock.  The Reporting Person owns 90,000,000 shares (representing 9%) of the issued and outstanding common stock of the Issuer.

(b)           The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c)           Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d)           No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e)           Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Share Purchase Agreement dated April 4, 2013, by and between the Reporting Person and the Issuer.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 23, 2013

Date

/s/ Miro Zecevic

Signature

Miro Zecevic, President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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EXHIBIT A

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (the “Agreement”) is made effective April 4, 2013.

BETWEEN:	MINA MAR GROUP, INC. (the "Seller"), a company organized and existing under the laws of the Province of Ontario, with its head office located at:

2325 Hurontario Street, Suite 293

Mississauga, Ontario

L5A 4K4

AND:	EMRY CAPITAL GROUP, INC. (the "Purchaser"), a company organized and existing under the laws of the Province of Ontario, with its head office located at:

1201 N Orange Street, Suite 7028

Wilmington, Delaware

19801

Whereas the Seller owns all of the issued shares of AMERICAN DIVERSIFIED HOLDINGS CORPORATION (the "Company");

It is agreed as follows:

1.	SUBJECT-MATTER

1.1	The Purchaser agrees to buy and the Seller agrees to sell to the Purchaser all of the shares owned by the Seller in the Company (the "Shares").

2.	PURCHASE PRICE

2.1	The purchase price payable for the Shares is the total of the amounts allocated among the Shares as follows:

a)	For 90,000,000 common shares – $22,500 USD

3.	TERMS OF PAYMENT

3.1	The Seller acknowledges receiving $22,500 USD from the Purchaser on execution of this agreement to be held by the Seller as a deposit on account of the purchase price of the Shares and as security for the Purchaser's due performance of this agreement.

4.	CONDITIONS, REPRESENTATIONS AND WARRANTIES

4.1	In addition to anything else in this agreement, the following are conditions of completing this agreement in favor of the Purchaser:
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a)	That the Seller owns the issued shares of the Company;

b)	That the Shares are fully paid-up and non-assessable;

c)	That the Shares are sold free and clear of all liens, encumbrances and charges;

d)	That any consent required for the transfer of the Shares in accordance with the Purchaser's direction is given;

e)	That the Company is duly incorporated, validly subsisting and in good standing under the laws of its jurisdiction of incorporation;

f)	That the Company is not party to any collective agreement with a labor union;

4.2	The Purchaser agrees that, unless and until the purchase of the Shares contemplated in this agreement is completed, the Purchaser shall keep confidential all confidential information obtained by the Purchaser from the Seller or the Company about the Seller and the business and affairs of the Company.

5.	CLOSING DATE

5.1	The purchase and sale in this agreement shall close on April 6, 2013.

6.	MISCELLANEOUS

6.1	In this agreement, the singular includes the plural and the masculine includes the feminine and neuter and vice versa unless the context otherwise requires.

6.2	The capitalized headings in this agreement are only for convenience of reference and do not form part of or affect the interpretation of this agreement.

6.3	If any provision or part of any provision in this agreement is void for any reason, it shall be severed without affecting the validity of the balance of the agreement.

6.4	Time is of the essence of this agreement.

6.5	There are no representations, warranties, conditions, terms or collateral contracts affecting the transaction contemplated in this agreement except as set out in this agreement.

6.6	This agreement binds and benefits the parties and their respective heirs, executors, administrators, personal representatives, successors and assigns.

6.7	This agreement is governed by the laws of the Toronto of Ontario.

7.	ACCEPTANCE

7.1	This agreement executed on behalf of the Purchaser constitutes an offer to purchase which can only be accepted by the Seller by return of at least one originally accepted copy of agreement to the Purchaser on or before April 6, 2013, failing which the offer becomes null and void. If this offer becomes null and void or is validly revoked before acceptance or this agreement is not completed by the Purchaser for any valid reason, any deposit tendered with it on behalf of the Purchaser shall be returned without penalty or interest.
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Signed, Sealed and Delivered in the Presence of:

SELLER	PURCHASER

/s/ Kevin Price	/s/ Miroslav Zecevic
Authorized Signature	Authorized Signature

Kevin Price	Miroslav Zecevic
Kevin Price, IR and Corporate Governance	Miroslav Zecevic, President

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